

VIA FACSIMILE AND U.S. MAIL

July 31, 2008

John G. Heindel
Chief Executive Officer and Chief Financial Officer
PECO II Inc.
1376 State Route 598
Galion, Ohio 44833

      RE: PECO II Inc.
             Form 10-K for Fiscal Year Ended December 31, 2007
             Form 10-Q for Fiscal Quarter Ended March 31, 2008
             File No. 0-31283

Dear Mr. Heindel:

      We have reviewed your letter dated July 1, 2008 and have the following comment. Where indicated, we think you should revise your disclosures in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

<u>FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007</u>

<u>14. Warrants, page 51</u>

1. After further consideration of your response to prior comment four, we have the following additional comments.

- We note that you are accounting for the warrant similar to contingent consideration. However, it does not appear that there is any contingency since the warrant is issued and exercisable. The fact that the warrant may require settlement in a variable number of shares should not result in contingent consideration. We note that you reflected the fair value of the warrant issued as part of the purchase price consideration for the Delta acquisition. However, it appears that this freestanding warrant should be further analyzed under

EITF 00-19 to determine if it meets the paragraph 11a exception to SFAS 133 in order to be appropriately classified in stockholders' equity.

- Please provide us with your comprehensive analysis under EITF 00-19 to determine whether you meet the paragraph 11a exception to SFAS 133. With reference to EITF 00-19, your analysis should address how you determined that your warrant meets or does not meet the paragraph 11a exception to SFAS 133.
- If your analysis indicates that your warrant should classified in permanent equity, then paragraph 9 of EITF 00-19 indicates that the warrant should be initially measured at fair value and subsequent changes in fair value should not be recognized as long as the warrant continues to be classified in equity. If your warrant should be classified as a derivative liability under SFAS 133, then the adjustment to the fair value of the warrant (not just for the change in the number of shares at original fair value per share) would be recorded as an adjustment to the income statement, not as a adjustment to goodwill.
- If your analysis results in a change to your financial statements, please provide us with a materiality analysis based on your results. Refer to SFAS 154.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief